Supplement No. 2 to Prospectus Supplement dated July 10, 2025, and supplemented on July 24, 2025	Filed Pursuant to Rule 424(b)(5)
(to prospectus dated September 22, 2023)	Registration Statement No. 333-274327

Subscription Rights to Purchase Up to 33,766,388 Units, Consisting of an Aggregate of

471,698 Shares of Common Stock and Warrants Exercisable for 457,875 Shares of Common Stock

This supplement no. 2 dated July 25, 2025, or this supplement, supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplements dated July 10, 2025 and July 24, 2025, relating to the prior distribution at no charge to the holders of common stock, par value $0.001 per share (“common stock”), of Empire Petroleum Corporation, a Delaware corporation (the “Company,” “we,” “us” or “our”), as of the close of business, on July 10, 2025 (the “Record Date”), subscription rights to purchase up to 33,766,388 units at $0.07367 per unit (the “subscription price”), each unit consisting of 0.0139 shares of common stock and one rights warrant to purchase 0.0136 shares of common stock at $5.46 per whole share, for an aggregate rights offering value of up to $5.0 million, including up to $2.5 million from the exercise of the warrants (the “rights offering”). The Company had previously set the subscription price at $5.30 per unit, but adjusted the subscription price to $0.07367 per unit to more accurately reflect the intended terms of the rights offering.

A stockholder must hold at least 72 shares of common stock to receive subscription rights to purchase at least one whole share at $5.30 per share, as well as at least 74 shares of common stock to receive warrants to purchase one whole share at $5.46 per share. For example, if a stockholder owned 100 shares of our common stock on the record date, the stockholder would be granted subscription rights to purchase an aggregate of 1.39 shares of common stock (rounded down to the nearest whole share) and warrants exercisable for 1.36 shares of common stock (rounded down to the nearest whole share) at the subscription price.

Each stockholder will receive one subscription right for each share of our common stock owned as of the Record Date. Each subscription right entitles the holder of the subscription rights to purchase one unit at the subscription price. We will not issue any fractional units or shares of common stock in the rights offering. The subscription rights are not transferable. If you fully exercise your subscription right and other stockholders do not fully exercise their subscription rights, you will have an over-subscription right to purchase additional units that remain unsubscribed at the Expiration Date (defined below).

This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the prior prospectus supplements dated July 10, 2025 and July 24, 2025 (including the base prospectus dated September 22, 2023), including all supplements thereto and documents incorporated by reference therein. If there is any inconsistency between the information in the prospectus supplement and this supplement, you should rely on the information in this supplement.

The subscription rights will expire and will have no value if they are not exercised prior to the expiration date of the rights offering, which has been extended to 5:00 p.m. Eastern Time, on August 18, 2025 (the “Expiration Date”), unless we, in our sole discretion, extend the period further for exercising the subscription rights. We have extended the Expiration Date in order to allow our stockholders to have more time to consider their participation and arrange finances for the rights offering. We will extend the duration of the rights offering as required by applicable law and may choose to extend the rights offering further if we decide that changes warrant an extension, as we have done with this prospectus supplement, or if we decide that the degree of participation in the rights offering by holders of our common stock is less than the level we desire. You should carefully consider whether or not to exercise your subscription rights before the Expiration Date. We reserve the right to cancel the rights offering at any time before the Expiration Date, for any reason.

Phil E. Mulacek, Chairman of the Board of the Company (“Mulacek”), owns approximately 21.4% of our common stock outstanding prior to the rights offering. Mulacek has indicated his intent to participate in the rights offering and fully subscribe to the units corresponding to his subscription rights, as well as his intent to fully exercise his over-subscription rights to purchase his pro rata share of the underlying securities related to the rights offering that remain unsubscribed at the Expiration Date.

There is no minimum number of units that we must sell in order to complete the rights offering. If you exercise your subscription rights in full, you will have an over-subscription right to purchase additional units that remain unsubscribed at the Expiration Date, subject to the availability and allocation of units among stockholders exercising their over-subscription rights as further described in this prospectus supplement. Stockholders who do not participate in the rights offering will continue to own the same number of shares, but will own after the rights offering a smaller percentage of the total shares outstanding to the extent that other stockholders participate in the rights offering. Subscription rights that are not exercised before the Expiration Date will expire and have no value.

We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of rights in the rights offering and no commissions, fees or discounts will be paid in connection with the rights offering. Securities Transfer Corporation (“STC”) is acting as the subscription and information agent for the rights offering. STC is also transfer agent and registrar for our common stock. While certain of our directors, officers and other employees may solicit responses from you, those directors, officers and other employees will not receive any commissions or compensation for their services other than their normal compensation.

Our common stock is listed on the NYSE American (the “NYSEA”) under the symbol “EP.” On July 24, 2025, the last reported sale price for our common stock on the NYSEA was $4.96 per share.

An investment in our common stock involves significant risks. These risks are described under “Risk Factors” beginning on page S-23 of the prospectus supplement dated July 10, 2025 and under similar headings in our filings with the Securities and Exchange Commission (the “SEC”), that are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 25, 2025